ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated April 3, 2009

Optimization

Yield Optimization Notes with Contingent Protection

Enhanced Income Strategies for Equity Investors

JPMorgan Chase & Co. Notes linked to the common stock of General Electric Company due on or about April 8, 2011

Investment Description

Yield Optimization Notes with Contingent Protection are Notes issued by JPMorgan Chase & Co. linked to the performance of the common stock of a specific company (the "Underlying Stock") (each, a "Note" and collectively, the "Notes"). The Notes pay an enhanced coupon and provide either a return of principal or the Cash Equivalent of one share of the Underlying Stock at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive the Cash Equivalent of a share of the Underlying Stock at maturity for each Note held that is worth less than your principal. At maturity, you will receive the Cash Equivalent of one share of the Underlying Stock (subject to adjustments, in the case of certain corporate events described in the accompanying product supplement no. UBS-8-A-I under "General Terms of Notes — Anti-Dilution Adjustments," in the sole discretion of the calculation agent) for each of your Notes if the closing price of the Underlying Stock on the Final Valuation Date (the "Final Price") is below the specified Trigger Price. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the Underlying Stock. **Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the securities until maturity. Any payment on the Notes is subject to the creditworthiness of the Issuer.**

Features

- ❑ **Income**—Regardless of the performance of the Underlying Stock, we will pay you enhanced coupons designed to compensate you for the fact that you could lose some or all of your principal.

- ❑ **Tactical Investment Opportunity**—If you believe the Underlying Stock will trend sideways over the term of the Notes — neither moving positively by more than the coupon paid on the Notes or negatively by more than the amount of the contingent protection — the Note may provide improved performance compared to a direct investment in the Underlying Stock.

- ❑ **Contingent Protection Feature**—If you hold the Notes to maturity and the Underlying Stock does not close below the Trigger Price on the Final Valuation Date, you will receive 100% of your principal, subject to the creditworthiness of JPMorgan Chase & Co., and you will not participate in any appreciation of the Underlying Stock. If you hold the Notes to maturity and the Underlying Stock closes below the Trigger Price on the Final Valuation Date, you will receive the Cash Equivalent of one share (subject to adjustments in the case of certain corporate events) of the Underlying Stock, which will be less than your principal and may be zero.

Key Dates

Trade Date[1]	April 3, 2009
Settlement Date[1]	April 8, 2009
Final Valuation Date[2]	April 4, 2011
Maturity Date[2]	April 8, 2011

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. UBS-8-A-I.

Note Offering

We are offering Yield Optimization Notes with Contingent Protection linked to the common stock of General Electric Company. The Notes will be issued in minimum denominations equal to the Principal Amount and integral multiples thereof. The indicative Coupon per Annum and Trigger Price for the Notes are listed below. The actual Coupon per Annum, Initial Price and Trigger Price for the Notes will be set on the Trade Date.

Underlying Stock	Coupon per Annum*	Initial Price	Trigger Price	CUSIP	ISIN
Common Stock of General Electric Company	12.00% - 13.00%		60% of Initial Price	46625H118	US46625H1187

* Paid monthly in arrears in 24 equal installments.

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this free writing prospectus. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-8-A-I dated April 3, 2009 and this free writing prospectus. See "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-8-A-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. UBS-8-A-I. Any representation to the contrary is a criminal offense.

	Price to Public[1]		Fees and Commissions[2]		Proceeds to Us	
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note
General Electric Company		100%		2.75%		97.25%

[1] The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-17 of the accompanying product supplement no. UBS-8-A-I.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed 2.75% of the principal amount per Note.

*The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

UBS Financial Services Inc.

J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term "JPMorgan Chase & Co." Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. UBS-8-A-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-8-A-I dated April 3, 2009. **This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-8-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement no. UBS-8-A-I dated April 3, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000119312509071826/d424b21.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this free writing prospectus, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦ You have a moderate to high risk tolerance.

♦ You are willing to receive the Cash Equivalent of shares of the Underlying Stock at maturity, an amount that will be less than your principal and may be zero.

♦ You believe the market price of the Underlying Stock is not likely to appreciate by more than the value of the coupons paid on the Notes.

♦ You believe the Final Price of the Underlying Stock is not likely to be below the Trigger Price on the Final Valuation Date.

♦ You are willing to make an investment that will be exposed to the same downside price risk as an investment in the Underlying Stock.

♦ You are willing to make an investment with upside limited to the Coupon per Annum.

♦ You are willing to accept the risk of fluctuations in the market price of the Underlying Stock.

♦ You are willing to invest in the Note based on the anticipated Coupon per Annum range (the actual Coupon per Annum will be determined on the Trade Date).

♦ You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦ You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

♦ You seek an investment that is 100% principal protected.

♦ You are not willing to receive the Cash Equivalent of shares of the Underlying Stock at maturity.

♦ You believe the market price of the Underlying Stock is likely to appreciate by more than the value of the coupons paid on the Notes.

♦ You believe the Final Price of the Underlying Stock is likely to be below the Trigger Price on the Final Valuation Date.

♦ You are not willing to accept the risks of owning equities in general and the Underlying Stock in particular.

♦ You seek an investment with unlimited upside.

♦ You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

♦ You are unable or unwilling to hold the Notes to maturity.

♦ You seek an investment for which there will be an active secondary market.

♦ You are not willing or unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" on page 6 of this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-8-A-I for risks related to an investment in the Notes.

Indicative Terms

Issuer	JPMorgan Chase & Co.
Underlying Stock	Common Stock of General Electric Company
Principal Amount per Note	Equal to the Initial Price (as defined below) of the Underlying Stock
Term	24 months[1]
Coupon Payment:	Coupon paid in arrears in twenty-four equal monthly installments based on the Coupon per Annum, regardless of the performance of the Underlying Stock. The Coupon per Annum is expected to be between 12.00% to 13.00% and will be determined on the Trade Date. The Table below assumes a Coupon per Annum of 12.50%, which may be more than the actual Coupon per Annum of between 12.00% and 13.00%, to be determined on the Trade Date.
1st Installment through 24th Installment[2]	1.0417%
Trigger Price[3]	60.00% of the Initial Price
Payment at Maturity (per Note) [3]	If the Final Price of the Underlying Stock is not below the Trigger Price on the Final Valuation Date, at maturity we will pay you an amount in cash equal to your principal amount plus accrued and unpaid interest. If the Final Price of the Underlying Stock is below the Trigger Price on the Final Valuation Date, at maturity we will pay you the Cash Equivalent of one share of the Underlying Stock (subject to adjustments) for each Note you own plus accrued and unpaid interest. ***Each Note is not fully principal protected. The Cash Equivalent of shares of the Underlying Stock you may receive at maturity will be less than your principal and may be zero.***
Cash Equivalent:	An amount in cash equal to the product of (1) one share of the Underlying Stock, and (2) the Final Price of the Underlying Stock. The Cash Equivalent is subject to adjustments upon the occurrence of certain corporate events affecting the Underlying Stock. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. UBS-8-A-I.
Initial Price:	The closing price of the Underlying Stock on the Trade Date
Final Price:	The closing price of the Underlying Stock on the Final Valuation Date.

(1) In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Notes remains the same.
(2) Based on an assumed Coupon per Annum of 12.50% for Notes; actual rates to be determined on the Trade Date and may be less than 12.50%. Coupon payments will be paid on the Coupon Payment Dates listed in the table of Coupon Payment Dates on page 5 of this free writing prospectus.
(3) Any payment at maturity is dependent on the ability of JPMorgan Chase & Co. to satisfy its obligations when they become due.

Determining Payment at Maturity


Trade Date
Determine the Trigger Price
Final Valuation Date
Is the Final Price of the Underlying Stock below the Trigger Price?
No
You will receive a cash payment at maturity equal to the principal amount of your Notes. You will not participate in any appreciation of the Underlying Stock
Yes

You will receive the Cash Equivalent of one share of the Underlying Stock for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying product supplement no. UBS-8-A-I I and this free writing prospectus). *Your Notes are not fully principal protected. The Cash Equivalent of shares you may receive at maturity will be less than your principal and may be zero.*

Coupon Payment Dates

Coupon will be paid in arrears in twenty-four equal monthly installments on the coupon payment dates listed below:

May 8, 2009	May 10, 2010
June 8, 2009	June 8, 2010
July 8, 2009	July 8, 2010
Aug 10, 2009	Aug 9, 2010
Sep 8, 2009	Sep 8, 2010
Oct 8, 2009	Oct 8, 2010
Nov 9, 2009	Nov 8, 2010
Dec 8, 2009	Dec 8, 2010
Jan 8, 2010	Jan 10, 2011
Feb 8, 2010	Feb 8, 2011
Mar 8, 2010	Mar 8, 2011
April 8, 2010	April 8, 2011

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	24 months
Coupon per Annum**:	12.50% (or $0.1042 per monthly period)
	(12.50% is the midpoint of the range of 12.00% to 13.00%)
Initial Price of the Underlying Stock:	$10.00 per share
Trigger Price:	$6.00 (60% of the Initial Price)
Principal amount:	$10.00 per Note (set equal to the Initial Price)
Dividend yield on the Underlying Stock***:	8.00% during the term of the Notes (4.00% annual dividend yield)

*   Actual Coupon per Annum and other terms for each Note to be set on the Trade Date. The actual value of the coupon payments you will receive over the term of the Notes, the actual Cash Equivalent of one share of the Underlying Stock or the principal amount, as applicable, you may receive at maturity and the actual Trigger Price applicable to your Notes may be more or less than the amounts displayed in this hypothetical and the hypothetical scenarios below, and will depend in part on the Initial Price of the Underlying Stock, which will be set on the Trade Date.

**   Coupon payment will be paid in arrears in monthly installments during the term of the Note on an unadjusted basis. If the actual Coupon per Annum as determined on the Trade Date is less than 12.50%, your coupon payments over the term of the Notes will be lower than the hypothetical coupon payments and total return shown below.

*** Dividend yield assumed received by holders of the Underlying Stock during the term of the Notes and reflects the dividend yield on the Underlying Stock declared in February 2009.

Scenario #1: The Final Price of the Underlying Stock is not below the Trigger Price of $6.00.

Because the Final Price of the Underlying Stock is not below the Trigger Price of $6.00, you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the Underlying Stock if the price appreciation of the Underlying Stock (plus dividends, if any) is less than 25.00%.

If the closing price of the Underlying Stock on the Final Valuation Date is $10.00 (no change in the price of the Underlying Stock):

Payment at Maturity:	$10.00
Coupons:	$2.50 ($0.1042 × 24 = $2.50)
Total:	$12.50
Total Return on the Notes:	25.00%

In this example, the total return on the Notes is 25.00% while the total return on the Underlying Stock is 8.00% (including dividends).

If the closing price of the Underlying Stock on the Final Valuation Date is $13.00 (an increase of 30%):

Payment at Maturity:	$10.00
Coupons:	$2.50 ($0.1042 × 24 = $2.50)
Total:	$12.50
Total Return on the Notes:	25.00%

In this example, the total return on the Notes is 25.00% while the total return on the Underlying Stock is 38.00% (including dividends).

If the closing price of the Underlying Stock on the Final Valuation Date is $8.50 (a decline of 15%):

Payment at Maturity:	$10.00
Coupons:	$2.50 ($0.1042 × 24 = $2.50)
Total:	$12.50
Total Return on the Notes:	25.00%

In this example, the total return on the Notes is 25.00% while the total return on the Underlying Stock is a loss of 7.00% (including dividends).

Scenario #2: The Final Price of the Underlying Stock is below the Trigger Price of $6.00.

Because the Final Price of the Underlying Stock is below the Trigger Price of $6.00, you will receive at maturity the Cash Equivalent of one share of the Underlying Stock for every Note you hold. The payment received at maturity and the total return on the Notes at that time depends on the Final Price of the Underlying Stock.

If the closing price of the Underlying Stock on the Final Valuation Date is $4.00 (a decline of 60%):

Payment at Maturity:	$4.00
Coupons:	$2.50 ($0.1042 × 24 = $2.50)
Total:	$6.50
Total Return on the Notes:	-35.00%

In this example, the total return on the Notes is a loss of 35.00% while the total return on the Underlying Stock is a loss of 52.00% (including dividends).

If the closing price of the Underlying Stock on the Final Valuation Date is $8.50 (a decline of 15%):

Payment at Maturity:	$8.50
Coupons:	$2.50 ($0.1042 × 24 = $2.50)
Total:	$11.00
Total Return on the Notes:	10.00%

In this example, the total return on the Notes is 10.00% while the total return on the Underlying Stock is a loss of 7.00% (including dividends).

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions*:

Term:	24 months
Coupon per Annum**:	12.50% (or $.1042 per monthly period)
	(12.50% is the midpoint of the range of 12.00% to 13.00%)
Initial Price:	$10.00 per share
Trigger Price:	$6.00 (60% of the Initial Price)
Principal Amount:	$10.00 per Note (set equal to the Initial Price)
Dividend yield on the Underlying Stock***:	8.00% during the term of the Notes (4.00% annual dividend yield)

* Actual Coupon per Annum and other terms for each Note to be set on the Trade Date. The actual value of the coupon payments you will receive over the term of the Notes, the Cash Equivalent of one share of the Underlying Stock or the principal amount, as applicable, you may receive at maturity , and therefore the Total Return at Maturity, and the actual Trigger Price applicable to your Notes may be more or less than the amounts displayed in this hypothetical and the hypothetical table below, and will depend in part on the Initial Price of the Underlying Stock, which will be set on the Trade Date.

** Coupon payment will be paid in arrears in monthly installments during the term of the Note on an unadjusted basis. If the actual Coupon per Annum as determined on the Trade Date is less than 12.50%, your payment at maturity + coupon payments and total return on the notes at maturity will be lower than the hypothetical amounts shown below.

*** Dividend yield assumed received by holders of the Underlying Stock during the term of the Notes and reflects the dividend yield on the Underlying Stock declared in February 2009.

Underlying Stock			Trigger Event Does Not Occur[1]		Trigger Event Occurs[2]	
Final Stock Price[3]	Stock Price Return	Total Return on the Underlying Stock at Maturity[4]	Payment at Maturity + Coupon Payments[5]	Total Return on the Notes at Maturity[6]	Payment at Maturity + Coupon Payments[7]	Total Return on the Notes at Maturity[6]
$15.00	50.00%	58.00%	$12.50	25.00%	N/A	N/A
$14.50	45.00%	53.00%	$12.50	25.00%	N/A	N/A
$14.00	40.00%	48.00%	$12.50	25.00%	N/A	N/A
$13.50	35.00%	43.00%	$12.50	25.00%	N/A	N/A
$13.00	30.00%	38.00%	$12.50	25.00%	N/A	N/A
$12.50	25.00%	33.00%	$12.50	25.00%	N/A	N/A
$12.00	20.00%	28.00%	$12.50	25.00%	N/A	N/A
$11.50	15.00%	23.00%	$12.50	25.00%	N/A	N/A
$11.00	10.00%	18.00%	$12.50	25.00%	N/A	N/A
$10.50	5.00%	13.00%	$12.50	25.00%	N/A	N/A
$10.00	0.00%	8.00%	$12.50	25.00%	N/A	N/A
$9.50	-5.00%	3.00%	$12.50	25.00%	N/A	N/A
$9.00	-10.00%	-2.00%	$12.50	25.00%	N/A	N/A
$8.50	-15.00%	-7.00%	$12.50	25.00%	N/A	N/A
$8.00	-20.00%	-12.00%	$12.50	25.00%	N/A	N/A
$7.50	-25.00%	-17.00%	$12.50	25.00%	N/A	N/A
$7.00	-30.00%	-22.00%	$12.50	25.00%	N/A	N/A
$6.50	-35.00%	-27.00%	$12.50	25.00%	N/A	N/A
$6.00	-40.00%	-32.00%	$12.50	25.00%	N/A	N/A
$5.50	-45.00%	-37.00%	N/A	N/A	$8.00	-20.00%
$5.00	-50.00%	-42.00%	N/A	N/A	$7.50	-25.00%
$4.50	-55.00%	-47.00%	N/A	N/A	$7.00	-30.00%
$4.00	-60.00%	-52.00%	N/A	N/A	$6.50	-35.00%
$3.50	-65.00%	-57.00%	N/A	N/A	$6.00	-40.00%
$3.00	-70.00%	-62.00%	N/A	N/A	$5.50	-45.00%

[1] A trigger event does not occur if the Final Price of the Underlying Stock is not below the Trigger Price.
[2] A trigger event occurs if the Final Price of the Underlying Stock is below the Trigger Price.
[3] The Final Stock Price is as of the Final Valuation Date.
[4] The total return on the Underlying Stock at maturity includes a 8.00% cash dividend payment.
[5] Payment consists of the Principal Amount plus coupon payments of 12.50% per annum.
[6] The total return on the Notes at maturity includes coupon payments of 12.50% per annum.
[7] Payment consists of the Cash Equivalent of one share of the Underlying Stock plus coupon payments of 12.50% per annum.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-8-A-I, bearing in mind that the Notes do not have an Observation Period or Observation Days. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the Notes as units comprising an Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Premium, respectively, and will provide that allocation in the pricing supplement for the Notes. By purchasing the Notes, you agree to treat the Notes for U.S. federal income tax purposes consistently with our treatment and allocations as described above. If the Notes had priced on April 2, 2009, we would have treated as interest on the Deposit and as Premium the following amounts:

Underlying Stock	Coupon per Annum	Interest on Deposit component per Annum	Premium component Per Annum
Common Stock of General Electric Company	12.5%	3.92%	8.58%

The actual allocation that we will determine for the Notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the Notes are the character of income or loss (including whether the Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of Notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the Notes, including possible alternative characterizations, as well as the allocation of the purchase price of the Notes between the Deposit and the Option.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in Underlying Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-8-A-I.

Risks Relating to the Notes Generally

◆ **Your Investment in the Notes May Result in a Loss —** The Notes do not guarantee any return of principal. The payment at maturity will be based on whether the Final Price of the Underlying Stock has declined below the Trigger Price. Under certain circumstances, you will receive at maturity for each Note the Cash Equivalent of one share of the Underlying Stock. The Cash Equivalent of shares of the Underlying Stock you may receive at maturity will be less than the principal amount of your notes and may be zero. Accordingly, you could lose up to the entire principal amount of your Notes.

◆ **Credit Risk of JPMorgan Chase & Co. —** The Notes are senior unsecured debt obligations of the issuer, JPMorgan Chase & Co. and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any element of protection provided at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any element of protection or any other amounts owed to you under the terms of the Notes.

◆ **Certain Built-In Costs are Likely to Adversely Affect the Value of the Note Prior to Maturity —** While the payment at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS's commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

◆ **Risk of Loss of Contingent Protection** — Your principal will be protected only if the Final Price of the Underlying Stock is not below the Trigger Price on the Final Valuation Date and the Notes are held to maturity. If the Final Price of the Underlying Stock is below the Trigger Trice on the Final Valuation Date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the Underlying Stock. Greater expected volatility with respect to a Note's Underlying Stock indicates a greater likelihood as of the Trade Date that a stock could close below its Trigger Price on the Final Valuation Date of the Note. A stock's volatility, however, can change significantly over the term of the Notes. The price of the Underlying Stock for your Note could fall sharply, which could result in a significant loss of principal.

◆ **Your Protection May Terminate on the Final Valuation Date —** If the closing price of the Underlying Stock on the Final Valuation Date (*i.e.* the Final Price) declines below the Trigger Price, you will be fully exposed to any depreciation in the Underlying Stock. Because the Final Price will be determined based on the closing price on a single trading day near the end of the term of the Notes, the price of the Underlying Stock at the Maturity Date or at other times during the term of the Notes could be at a level above the Trigger Price. This difference could be particularly large if there is a significant decrease in the price of the Underlying Stock during the later portion of the term of the Notes or if there is significant volatility in the price of the Underlying Stock during the term of the Notes, especially on dates near the Final Valuation Date.

◆ **Your Return on the Notes is Limited to the Principal Amount Plus Accrued Interest, Regardless of any Appreciation in the Value in the Underlying Stock —** Unless the Final Price is less than the Trigger Price, for each note, you will receive the principal amount at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Underlying Stock, which may be significant. Your return on the Notes will not exceed the aggregate amount of the coupons payable over the term of the Notes. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlying Stock during the term of the Notes.

◆ **Single Stock Risk** — The price of the Underlying Stock can rise or fall sharply due to factors specific to that Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

◆ **No Ownership Rights in the Underlying Stock —** As a holder of the Notes, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights or dividend payments. In addition, the issuer of the Underlying Stock will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Underlying Stock and the Notes.

◆ **No Affiliation With the Underlying Stock Issuer —** We are not affiliated with the issuer of the Underlying Stock. We assume no responsibility for the adequacy of the information about the Underlying Stock issuer contained in free writing prospectus or in product supplement no. UBS-8-A-I. You should make your own investigation into the Underlying Stock and its issuer. We are not responsible for the Underlying Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.

◆ **Lack of Liquidity —** The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

◆ **Potential Conflicts —** We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We and/or our affiliates may also currently or from time to time engage in business with the issuer of the Underlying Stock, including extending loans to, or making equity investments in, the issuer of the Underlying Stock or providing advisory services to the issuer of the Underlying Stock. As a prospective purchaser of the Notes, you should undertake an independent investigation of the issuer of the Underlying Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

♦ **Anti-Dilution Protection Is Limited and May Be Discretionary —** Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the Underlying Stock that may be delivered for certain corporate events (such as stock splits and stock dividends) affecting the Underlying Stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the Underlying Stock. If an event occurs that does not require the calculation agent to adjust the number of shares of Underlying Stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected. You should also be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from what is described in the accompanying product supplement as it deems necessary to ensure an equitable result. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the Notes in making these determinations.

♦ **Hedging and Trading in the Underlying Stock —** While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including in the Underlying Stock or instruments related to the Underlying Stock. We or our affiliates may also trade in the Underlying Stock or instruments related to the Underlying Stock from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Notes could adversely affect our payment to you at maturity.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by JPMSI, UBS or Their Affiliates —** JPMSI, UBS or their affiliates may publish research, express opinions or provide recommendations (for example, with respect to the issuer of the Underlying Stock) that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the Underlying Stock and could affect the value of the Underlying Stock, and therefore the market value of the Notes.

♦ **Tax Treatment —** Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

♦ **Potential JPMorgan Chase & Co. Impact on Price —** Trading or transactions by JPMorgan Chase & Co. or its affiliates in the Underlying Stock or in futures, options or other derivative products on the Underlying Stock may adversely affect the market value of the Underlying Stock and, therefore, the market value of the Notes.

♦ **Many Economic and Market Factors will Influence the Value of the Notes —** In addition to the value of the Underlying Stock and interest rates on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. UBS-8-A-I.

The Underlying Stock

Included on the following pages is a brief description of the underlying issuer of the Underlying Stock. This information has been obtained from publicly available sources and is provided for informational purposes only. Set forth below is a table that provides the quarterly high and low closing prices for the Underlying Stock. The information given below is for the four calendar quarters in each of 2004, 2005, 2006, 2007, 2008 and the first calendar quarter of 2009. Partial data is provided for the second calendar quarter of 2009. We obtained the closing price information set forth below from the Bloomberg Professional_ service ("Bloomberg") without independent verification. You should not take the historical prices of the Underlying Stock as an indication of future performance.

The Underlying Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the Underlying Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information filed with the SEC by the issuer of the Underlying Stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We do not make any representation that these publicly available documents are accurate or complete.

General Electric Company

According to its publicly available filings with the SEC, General Electric Company, which we refer to as GE is a diversified technology, media and financial services company with products and services ranging from aircraft engines, power generation, water processing and security technology to medical imaging, business and consumer financing, media content and individual products. The common stock of GE, par value $0.06 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of GE in the accompanying product supplement no. UBS-8-A-I. GE's SEC file number is 001-00035.

Historical Information of the Common Stock of GE

The following table sets forth the quarterly high and low closing prices for GE's common stock, based on daily closing prices on the primary exchange for GE, as reported by Bloomberg. The closing price of the common stock of GE on 4/2/09 was $10.74. The actual Initial Price will be the closing price of GE's common stock on the Trade Date. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of GE has experienced significant fluctuations. The historical performance of the common stock of GE should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of GE during the term of the Notes. We cannot give you assurance that the performance of the common stock of GE will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that GE will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of GE.

Quarter Begin	Quarter End	High Quarterly	Quarterly Low	Close
1/2/2004	3/31/2004	$34.19	$29.18	$30.52
4/1/2004	6/30/2004	$33.42	$29.95	$32.40
7/1/2004	9/30/2004	$34.46	$31.52	$33.58
10/1/2004	12/31/2004	$37.48	$32.90	$36.50
1/3/2005	3/31/2005	$36.59	$35.13	$36.06
4/1/2005	6/30/2005	$37.18	$34.61	$34.65
7/1/2005	9/30/2005	$35.63	$32.85	$33.67
10/3/2005	12/30/2005	$36.20	$32.68	$35.05
1/3/2006	3/31/2006	$35.48	$32.31	$34.78
4/3/2006	6/30/2006	$35.16	$32.88	$32.96
7/3/2006	9/29/2006	$35.48	$32.11	$35.30
10/2/2006	12/29/2006	$38.15	$34.71	$37.21
1/3/2007	3/30/2007	$38.11	$34.09	$35.36
4/2/2007	6/29/2007	$39.29	$34.76	$38.28
7/2/2007	9/28/2007	$41.77	$36.90	$41.40
10/1/2007	12/31/2007	$42.12	$36.25	$37.07
1/2/2008	3/31/2008	$37.49	$31.70	$37.01
4/1/2008	6/30/2008	$38.43	$26.26	$26.69
7/1/2008	9/30/2008	$29.95	$22.15	$25.50
10/1/2008	12/31/2008	$24.50	$12.84	$16.20
1/2/2009	3/31/2009	$17.07	$ 6.66	$10.11
4/1/2009*	4/2/2009*	$10.74	$10.17	$10.74

* As of the date of this free writing prospectus available information for the second calendar quarter of 2009 includes data for the period from April 1, 2009 through April 2, 2009. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2009.

The graph below illustrates the performance of General Electric's common stock from June 30, 1998 through March 27, 2009, based on information from Bloomberg without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The dotted line represents a hypothetical Trigger Price, equal to 60% of the closing price on 3/27/09. The actual Trigger Trice will be based on the closing price of General Electric's common stock on the Trade Date.

Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.



Supplemental Underwriting Information

We have agreed to indemnify UBS Financial Services Inc. and JPMSI against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this free writing prospectus.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-17 of the accompanying product supplement no. UBS-8-A-I.

The total aggregate principal amount of Notes being offered by this free writing prospectus may not be purchased by investors in the offering. Under these circumstances, JPMSI will retain the unsold portion of the offering and has agreed to hold such Notes for investment for a period of at least 30 days. The unsold portion of Notes will not exceed 15% of the aggregate principal amount of Notes. See "Underwriting" beginning on page PS-40 of the accompanying product supplement no. UBS-8-A-I for additional information.